FAIRFAX News Release
TSX Stock Symbol: FFH and FFH.U

TORONTO, November 2, 2017

THIRD QUARTER FINANCIAL RESULTS

(Note:
All dollar amounts in this news release are expressed in U.S. dollars except as otherwise noted. The financial results are prepared using the recognition and measurement requirements of International Financial Reporting Standards except as otherwise noted, and are unaudited.)

Fairfax Financial Holdings Limited (TSX: FFH and FFH.U) announces net earnings of $476.9 million ($16.42 net earnings per diluted share after payment of preferred share dividends) in the third quarter of 2017 compared to net earnings of $1.3 million ($0.42 net loss per diluted share after payment of preferred share dividends) in the third quarter of 2016. Net earnings in the third quarter of 2017 were strong despite incurring significant losses from Hurricanes Harvey, Irma and Maria - $929.5 million pre-tax, $791.0 million after tax. Book value per basic share at September 30, 2017 was $415.48 compared to $367.40 at December 31, 2016 (an increase of 15.4% adjusted for the $10 per common share dividend paid in the first quarter of 2017).
"The third quarter of 2017 reminded us yet again that ours is a risk business. During the third quarter of 2017, the insurance industry experienced some of the largest catastrophe losses in its history as a result of Hurricanes Harvey, Irma and Maria and earthquakes in Mexico. Losses for the property and casualty insurance industry from these catastrophes are estimated to be perhaps $100 billion plus. Our companies’ share of the losses amounted to $960 million, well within our expectation that in a year of extreme catastrophe losses, we expect to break even but will not suffer any significant loss of capital. Fortunately, the reduction of our shareholding in ICICI Lombard to about 10% resulted in cash and marketable shares of $1.4 billion and a net after tax gain of $930 million, and our strategic alliance with Mitsui Sumitomo Insurance Company will on closing result in a net after tax gain of about $900 million,” said Prem Watsa, Chairman and Chief Executive Officer of Fairfax. "Fairfax expects to have an excellent year in 2017 in spite of the catastrophe losses, with cash and marketable securities at record levels - and we are prepared if a hard market develops in 2018."
The third quarter results include a net after tax gain of $930.1 million on the sale of about two-thirds of the company's equity interest in ICICI Lombard and the adjustment to fair value of the company's residual interest. The third quarter results do not include any gain on the sale of the company's 97.7% equity interest in First Capital for $1.6 billion, the agreement for which sale was announced in August 2017, as completion of the sale, expected to occur in late 2017 or early 2018, is subject to applicable regulatory approvals. That sale would result in a net after tax gain of approximately $900 million (an increase in book value per basic share of approximately $33 on a pro forma basis).

FAIRFAX FINANCIAL HOLDINGS LIMITED
95 Wellington Street West, Suite 800, Toronto, Ontario, M5J 2N7 Telephone: 416-367-4941 Facsimile: 416-367-4946

The combined ratios of the company's insurance and reinsurance operations that suffered losses from Hurricanes Harvey, Irma and Maria (the "Hurricane Losses") were as follows:

	Including Hurricane Losses
	Third quarter		First nine months
	2017	2016	2017	2016

OdysseyRe	126.3%	89.5%	103.7%	91.4%
Crum & Forster	103.8%	98.5%	100.9%	98.3%
Brit	158.3%	96.7%	117.7%	97.5%
Allied World(1)	182.2%	—	182.2%	—
Other	130.9%	91.6%	110.5%	94.5%
Consolidated	130.2%	91.3%	109.0%	93.4%

	Excluding Hurricane Losses
	Third quarter		First nine months
	2017	2016	2017	2016

OdysseyRe	91.3%	89.5%	90.7%	91.4%
Crum & Forster	97.9%	98.5%	98.8%	98.3%
Brit	98.6%	96.7%	97.5%	97.5%
Allied World(1)	106.1%	—	106.1%	—
Other	98.0%	91.6%	98.5%	94.5%
Consolidated	96.6%	91.3%	95.5%	93.4%

(1)	Allied World was acquired on July 6, 2017.

The table below shows the sources of the company's net earnings, set out in a format which the company has consistently used as it believes it assists in understanding Fairfax:

	Third quarter		First nine months
	2017	2016	2017	2016
	($ millions)
Gross premiums written	3,477.0	2,326.0	8,857.8	7,290.2
Net premiums written	2,779.2	1,965.3	7,268.1	6,133.8

Underwriting profit (loss)	(833.0)	174.5	(617.4)	378.5
Interest and dividends - insurance and reinsurance	152.6	110.1	330.1	362.1
Operating income (loss)	(680.4)	284.6	(287.3)	740.6
Run-off (excluding net gains (losses) on investments)	(15.4)	(12.3)	(95.1)	(28.4)
Non-insurance operations	101.6	21.8	92.0	76.0
Corporate overhead, interest expense and other	(162.9)	(92.1)	(196.7)	(247.7)
Net gains (losses) on investments	1,100.5	(199.5)	1,287.2	(129.9)
Pre-tax income	343.4	2.5	800.1	410.6
Income taxes and non-controlling interests	133.5	(1.2)	71.0	(221.6)
Net earnings attributable to shareholders of Fairfax	476.9	1.3	871.1	189.0

Highlights in the third quarter of 2017 (with comparisons to the third quarter of 2016 except as otherwise noted) included the following:

•
The combined ratio of the insurance and reinsurance operations was 130.2% on a consolidated basis, including 33.6 consolidated combined ratio points of losses from Hurricanes Harvey, Irma and Maria, producing an underwriting loss of $833.0 million, compared to a combined ratio and underwriting profit of 91.3% and $174.5 million respectively in 2016.

•
Net premiums written by the insurance and reinsurance operations increased by 41.4% to $2,779.5 million (8.3% excluding the acquisitions of Allied World, Bryte Insurance, AMAG, Fairfirst Insurance and AIG branches in Latin America and Central and Eastern Europe, all of which were acquired after the third quarter of 2016).

•
The insurance and reinsurance operations produced an operating loss (excluding investment results) of $680.4 million, compared to operating income of $284.6 million in 2016, reflecting the above-mentioned $929.5 million of hurricane losses.

•
Interest and dividend income of $151.5 million increased from $104.9 million in 2016, primarily reflecting the acquisition of Allied World and lower total return swap expense, partially offset by lower interest income earned as a result of the extensive sales of U.S. treasury and municipal bonds late in 2016 and in the first quarter of 2017.

•	As at September 30, 2017, subsidiary cash and short term investments accounted for 43.1% of the company's portfolio investments.

•	Net investment gains of $1,100.5 million in 2017 (net investment losses of $199.5 million in 2016) consisted of the following:

	Third quarter of 2017
	($ millions)
	Realized gains (losses)	Unrealized gains (losses)	Net gains (losses)
Net gains (losses) on:
Long equity exposures	59.9	180.9	240.8
Short equity exposures	(1.7)	(52.8)	(54.5)
Net equity exposures	58.2	128.1	186.3
Bonds	29.0	(4.4)	24.6
CPI-linked derivatives	—	(19.3)	(19.3)
Gain on ICICI Lombard	930.1	—	930.1
Other	(17.8)	(3.4)	(21.2)
	999.5	101.0	1,100.5

	First nine months of 2017
	($ millions)
	Realized gains (losses)	Unrealized gains (losses)	Net gains (losses)
Net gains (losses) on:
Long equity exposures	121.7	664.4	786.1
Short equity exposures	(104.0)	(220.2)	(324.2)
Net equity exposures	17.7	444.2	461.9
Bonds	402.9	(329.5)	73.4
CPI-linked derivatives	—	(47.3)	(47.3)
Gain on ICICI Lombard	930.1	—	930.1
Other	(205.1)	74.2	(130.9)
	1,145.6	141.6	1,287.2

•
Included in Other in the table above are net losses of $0.4 million and $112.6 million in the third quarter and first nine months of 2017 on the company's U.S. treasury bond forward contracts that reduce exposure to interest rate risk.

•
On August 23, 2017 the company entered into an agreement with Mitsui Sumitomo Insurance Company Limited of Tokyo, Japan (“Mitsui Sumitomo”) to pursue a global strategic alliance. In connection with the strategic alliance, Mitsui Sumitomo will acquire the company's 97.7% interest in First Capital, with the company retaining a meaningful quota share exposure to First Capital’s insurance portfolio. The cash purchase price for the sale of First Capital is $1.6 billion, which will result in a realized net after tax gain of approximately $900 million. Completion of the sale, anticipated for late 2017 or early 2018, is subject to applicable regulatory approvals.

•
On July 6, 2017 the company sold a 12.2% equity interest in ICICI Lombard General Insurance Company Limited ("ICICI Lombard") to private equity investors for net proceeds of $376.3 million and a net realized gain of $223.3 million. On September 19, 2017, the company sold an additional 12.1% equity interest through participation in ICICI Lombard's initial public offering for net proceeds of $532.2 million and a net realized gain of $372.3 million. Fairfax's remaining 9.9% equity interest in ICICI Lombard was re-classified from the equity method of accounting to a common stock at fair value through profit and loss, resulting in a $334.5 million re-measurement gain.

•
On July 6, 2017 the company, together with certain co-investors, completed the acquisition of 94.6% of the outstanding shares of Allied World Assurance Company Holdings, AG ("Allied World AG") for purchase consideration of $3,977.9 million, consisting of $1,905.6 million in cash and $2,072.3 million through the issuance of 4,799,497 subordinate voting shares. The remaining 5.4% of the outstanding shares of Allied World AG were acquired on August 17, 2017 for purchase consideration of $229.0 million, consisting of $109.7 million in cash and $119.3 million by the issuance of 276,397 subordinate voting shares. As a result, the company and the co-investors had ownership interests of approximately 67% and 33% respectively in Allied World Assurance Company Holdings, GmbH ("Allied World"), the successor by merger to Allied World AG. Allied World is a global property, casualty and specialty insurer and reinsurer.

•
During the third quarter of 2017, the company completed the acquisition of the insurance operations of AIG in Chile and Colombia (effective from July 31, 2017) and Argentina (effective from September 30, 2017). The company continues to work through the legal, regulatory and operational requirements to complete the acquisitions of the insurance operations of AIG in Uruguay and Venezuela. Colonnade acquired the business and renewal rights of the insurance operations of AIG in Romania on October 31, 2017.

•
On July 20, 2017 the company increased its indirect equity interest in APR Energy plc ("APR Energy") to 67.9% through the acquisition of an additional 22.9% equity interest for purchase consideration of $109.0 million. Notwithstanding that increase, because there exist certain contractual arrangements between Fairfax and the second largest shareholder which preclude either party from exercising unilateral control over APR Energy's most relevant decisions governing its operations, including the appointment of executive management and the approval of the detailed annual business plan, APR Energy continues to be classified as an associate of Fairfax subject to significant influence and continues to be reported under the equity method of accounting.

•
On July 13, 2017, Fairfax India increased its equity interest in Bangalore International Airport Limited (“BIAL”) to 48.0% through the acquisition of an additional 10.0% equity interest from a wholly-owned subsidiary of GVK Power and Infrastructure Limited for purchase consideration of approximately $200 million (12.9 billion Indian rupees). BIAL owns and operates the Kempegowda International Airport in Bangalore, India through a public-private partnership.

•
On July 4, 2017, the company increased its equity interest in Grivalia Properties REIC ("Grivalia Properties") to 52.6% through the acquisition of an additional 10.3% equity interest from Eurobank Ergasias S.A. for purchase consideration of $100.0 million (€88.0 million) and commenced consolidating Grivalia Properties in the Other reporting segment. Pursuant to Greek securities law, the company then made a tender offer for all remaining outstanding shares of Grivalia Properties which expired on September 6, 2017, resulting in the company acquiring an additional 0.1% equity interest in Grivalia Properties for cash purchase consideration of $0.6 million (€0.5 million). Grivalia Properties is a real estate investment company listed on the Athens Stock Exchange.

•
On August 31, 2017 Fairfax Africa, through a series of transactions, invested $155.8 million in Atlas Mara Limited ("Atlas Mara") through the acquisition of a 42.4% equity interest. The company will apply the equity method of accounting to its investment in Atlas Mara, which is a financial services institution listed on the London Stock Exchange that operates in seven sub-Saharan countries.

•
The company held $1,466.6 million of cash, short term investments and marketable securities at the holding company level ($1,423.2 million net of short sale and derivative obligations) at September 30, 2017, compared to $1,371.6 million ($1,329.4 million net of short sale and derivative obligations) at December 31, 2016.

•	The company's total debt to total capital ratio decreased from 28.7% at December 31, 2016 to 26.9% at September 30, 2017, primarily reflecting increased total capital.

•
At September 30, 2017, common shareholders' equity was $11,608.9 million, or $415.48 per basic share, compared to $8,484.6 million, or $367.40 per basic share, at December 31, 2016. Common shareholders’ equity at September 30, 2017 does not include the unrecorded $1,080.5 million excess of fair value over the carrying value of investments in associates and certain consolidated subsidiaries.

There were 27.6 million and 23.2 million weighted average common shares effectively outstanding during the third quarters of 2017 and 2016 respectively. At September 30, 2017, there were 27,940,806 common shares effectively outstanding.
Unaudited consolidated balance sheet, earnings and comprehensive income information, along with segmented premium and combined ratio information, follow and form part of this news release. Fairfax's detailed third quarter report can be accessed at its website www.fairfax.ca.
As previously announced, Fairfax will hold a conference call to discuss its third quarter 2017 results at 8:30 a.m. Eastern time on Friday, November 3, 2017. The call, consisting of a presentation by the company followed by a question period, may be accessed at 1 (800) 857-9641 (Canada or U.S.) or 1 (517) 308-9408 (International) with the passcode “Fairfax”. A replay of the call will be available from shortly after the termination of the call until 5:00 p.m. Eastern time on Friday, November 17, 2017. The replay may be accessed at 1 (866) 443-6901 (Canada or U.S.) or 1 (203) 369-1120 (International).
Fairfax Financial Holdings Limited is a holding company which, through its subsidiaries, is engaged in property and casualty insurance and reinsurance and investment management.
For further information, contact:        John Varnell, Vice President, Corporate Development
(416) 367-4941
Certain statements contained herein may constitute forward-looking statements and are made pursuant to the “safe harbour” provisions of the United States Private Securities Litigation Reform Act of 1995. Such forward-looking statements are subject to known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of Fairfax to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements. Such factors include, but are not limited to: a reduction in net earnings if our loss reserves are insufficient; underwriting losses on the risks we insure that are higher or lower than expected; the occurrence of catastrophic events with a frequency or severity exceeding our estimates; changes in market variables, including interest rates, foreign exchange rates, equity prices and credit spreads, which could negatively affect our investment portfolio; the cycles of the insurance market and general economic conditions, which can substantially influence our and our competitors' premium rates and capacity to write new business; insufficient reserves for asbestos, environmental and other latent claims; exposure to credit risk in the event our reinsurers fail to make payments to us under our reinsurance arrangements; exposure to credit risk in the event our insureds, insurance producers or reinsurance intermediaries fail to remit premiums that are owed to us or failure by our insureds to reimburse us for deductibles that are paid by us on their behalf; our inability to maintain our long term debt ratings, the inability of our subsidiaries to maintain financial or claims paying ability ratings and the impact of a downgrade of such ratings on derivative transactions that we or our subsidiaries have entered into; risks associated with implementing our business strategies; the timing of claims payments being sooner or the receipt of reinsurance recoverables being later than anticipated by us; risks associated with our use of derivative instruments; the failure of our hedging methods to achieve their desired risk management objective; a decrease in the level of demand for insurance or reinsurance products, or increased competition in the insurance industry; the impact of emerging claim and coverage issues or the failure of any of the loss limitation methods we employ; our inability to access cash of our subsidiaries; our inability to obtain required levels of capital on favourable terms, if at all; the loss of key employees; our inability to obtain reinsurance coverage in sufficient amounts, at reasonable prices or on terms that adequately protect us; the passage of legislation subjecting our businesses to additional supervision or regulation, including additional tax regulation, in the United States, Canada or other jurisdictions in which we operate; risks associated with government investigations of, and litigation and negative publicity related to, insurance industry practice or any other conduct; risks associated with political and other developments in foreign jurisdictions in which we operate; risks associated with legal or regulatory proceedings or significant litigation; failures or security breaches of our computer and data processing systems; the influence exercisable by our significant shareholder; adverse fluctuations in foreign currency exchange rates; our dependence on independent brokers over whom we exercise little control; an impairment in the carrying value of our goodwill and indefinite-lived intangible assets; our failure to realize deferred income tax assets; technological or other change which adversely impacts demand, or the premiums payable, for the insurance coverages we offer; and assessments and shared market mechanisms which may adversely affect our U.S. insurance subsidiaries. Additional risks and uncertainties are described in our most recently issued Annual Report which is available at www.fairfax.ca and in our Supplemental and Base Shelf Prospectus (under “Risk Factors”) filed with the securities regulatory authorities in Canada, which is available on SEDAR at www.sedar.com. Fairfax disclaims any intention or obligation to update or revise any forward-looking statements.

CONSOLIDATED BALANCE SHEETS
as at September 30, 2017 and December 31, 2016
(unaudited - US$ millions)

	September 30, 2017	December 31, 2016
Assets
Holding company cash and investments (including assets pledged for short sale and derivative obligations – $97.1; December 31, 2016 – $94.4)	1,466.6	1,371.6
Insurance contract receivables	5,061.3	2,917.5

Portfolio investments
Subsidiary cash and short term investments	15,903.2	9,938.0
Bonds (cost $10,415.3; December 31, 2016 – $8,699.1)	10,833.6	9,323.2
Preferred stocks (cost $349.9; December 31, 2016 – $111.2)	315.2	69.6
Common stocks (cost $5,255.5; December 31, 2016 – $4,824.0)	5,077.9	4,158.8
Investments in associates (fair value $2,483.9; December 31, 2016 – $2,955.4)	2,420.0	2,393.0
Derivatives and other invested assets (cost $658.0; December 31, 2016 – $546.2)	302.0	179.7
Assets pledged for short sale and derivative obligations (cost $186.0; December 31, 2016 – $223.9)	181.3	228.5
Fairfax India and Fairfax Africa cash and portfolio investments	2,344.9	1,002.6
	37,378.1	27,293.4

Deferred premium acquisition costs	902.0	693.1
Recoverable from reinsurers (including recoverables on paid losses – $557.8; December 31, 2016 – $290.9)	8,006.2	4,010.3
Deferred income taxes	692.6	732.6
Goodwill and intangible assets	5,855.5	3,847.5
Other assets	4,469.1	2,518.4
Total assets	63,831.4	43,384.4

Liabilities
Accounts payable and accrued liabilities	3,816.6	2,888.6
Income taxes payable	62.2	35.4
Short sale and derivative obligations (including at the holding company – $43.4; December 31, 2016 – $42.2)	159.2	234.3
Funds withheld payable to reinsurers	841.8	416.2
Insurance contract liabilities	35,123.0	23,222.2
Borrowings – holding company and insurance and reinsurance companies	4,903.1	3,908.0
Borrowings – non-insurance companies	1,512.4	859.6
Total liabilities	46,418.3	31,564.3

Equity
Common shareholders’ equity	11,608.9	8,484.6
Preferred stock	1,335.5	1,335.5
Shareholders’ equity attributable to shareholders of Fairfax	12,944.4	9,820.1
Non-controlling interests	4,468.7	2,000.0
Total equity	17,413.1	11,820.1
	63,831.4	43,384.4

CONSOLIDATED STATEMENTS OF EARNINGS
for the three and nine months ended September 30, 2017 and 2016
(unaudited - US$ millions except per share amounts)

	Third quarter		First nine months
	2017	2016	2017	2016
Revenue
Gross premiums written	3,477.0	2,326.0	8,857.8	7,290.2
Net premiums written	2,779.2	1,965.3	7,268.1	6,133.8

Gross premiums earned	3,403.3	2,348.6	8,275.2	6,794.6
Premiums ceded to reinsurers	(643.6)	(347.9)	(1,396.1)	(1,015.8)
Net premiums earned	2,759.7	2,000.7	6,879.1	5,778.8
Interest and dividends	151.5	104.9	387.0	418.9
Share of profit of associates	55.1	31.7	131.8	56.8
Net gains (losses) on investments	1,100.5	(199.5)	1,287.2	(129.9)
Other revenue	840.5	493.6	2,218.0	1,400.3
	4,907.3	2,431.4	10,903.1	7,524.9
Expenses
Losses on claims, gross	3,842.1	1,356.6	6,871.7	4,187.1
Losses on claims ceded to reinsurers	(1,133.6)	(189.6)	(1,689.3)	(733.4)
Losses on claims, net	2,708.5	1,167.0	5,182.4	3,453.7
Operating expenses	564.0	390.3	1,419.6	1,157.8
Commissions, net	411.1	337.8	1,189.2	987.1
Interest expense	96.3	60.6	235.9	175.5
Other expenses	784.0	473.2	2,075.9	1,340.2
	4,563.9	2,428.9	10,103.0	7,114.3
Earnings before income taxes	343.4	2.5	800.1	410.6
Provision (recovery) for income taxes	(26.8)	(30.2)	42.0	101.1
Net earnings	370.2	32.7	758.1	309.5

Attributable to:
Shareholders of Fairfax	476.9	1.3	871.1	189.0
Non-controlling interests	(106.7)	31.4	(113.0)	120.5
	370.2	32.7	758.1	309.5

Net earnings (loss) per share	$16.85	$(0.42)	$34.04	$6.78
Net earnings (loss) per diluted share	$16.42	$(0.42)	$33.13	$6.62
Cash dividends paid per share	$—	$—	$10.00	$10.00
Shares outstanding (000) (weighted average)	27,636	23,196	24,619	22,973

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME
for the three and nine months ended September 30, 2017 and 2016
(unaudited - US$ millions)

	Third quarter		First nine months
	2017	2016	2017	2016

Net earnings	370.2	32.7	758.1	309.5

Other comprehensive income (loss), net of income taxes

Items that may be subsequently reclassified to net earnings
Net unrealized foreign currency translation gains (losses) on foreign operations	153.3	(39.4)	388.5	59.8
Gains (losses) on hedge of net investment in Canadian subsidiaries	(57.7)	13.9	(105.1)	(62.5)
Share of other comprehensive income of associates, excluding net gains on defined benefit plans	62.8	16.0	101.8	10.1
	158.4	(9.5)	385.2	7.4
Items that will not be subsequently reclassified to net earnings
Share of net gains on defined benefit plans of associates	4.1	3.1	9.1	7.7

Other comprehensive income (loss), net of income taxes	162.5	(6.4)	394.3	15.1
Comprehensive income	532.7	26.3	1,152.4	324.6

Attributable to:
Shareholders of Fairfax	607.4	(10.7)	1,147.2	190.0
Non-controlling interests	(74.7)	37.0	5.2	134.6
	532.7	26.3	1,152.4	324.6

SEGMENTED INFORMATION
(unaudited - US$ millions)
Net premiums written and net premiums earned by the insurance and reinsurance operations (excluding Runoff) in the third quarters and first nine months ended September 30, 2017 and 2016 were:
Net Premiums Written

	Third quarter		First nine months
	2017	2016	2017	2016
Northbridge	256.9	228.2	770.2	691.4
OdysseyRe	662.3	499.0	1,878.1	1,613.6
Crum & Forster	477.0	473.7	1,403.3	1,364.1
Zenith National	174.9	180.4	676.8	671.4
Brit	385.3	404.8	1,154.1	1,162.4
Allied World(1)	540.8	—	540.8	—
Fairfax Asia	71.7	62.7	257.9	214.5
Insurance and Reinsurance - Other	210.6	116.6	575.0	345.6
Insurance and reinsurance operations	2,779.5	1,965.4	7,256.2	6,063.0

Net Premiums Earned

	Third quarter		First nine months
	2017	2016	2017	2016
Northbridge	272.5	239.5	749.3	675.6
OdysseyRe	637.2	557.0	1,722.9	1,552.8
Crum & Forster	468.4	455.9	1,377.1	1,312.3
Zenith National	211.5	211.7	599.1	596.1
Brit	381.2	355.0	1,125.1	1,046.5
Allied World(1)	506.0	—	506.0	—
Fairfax Asia	83.5	69.4	244.7	198.5
Insurance and Reinsurance - Other	195.9	112.3	533.4	326.2
Insurance and reinsurance operations	2,756.2	2,000.8	6,857.6	5,708.0

Combined ratios of the insurance and reinsurance operations (excluding Runoff) in the third quarters and first nine months ended September 30, 2017 and 2016 were:

	Third quarter		First nine months
	2017(2)	2016	2017(3)	2016
Northbridge	99.2%	89.8%	99.3%	96.0%
OdysseyRe	126.3%	89.5%	103.7%	91.4%
Crum & Forster	103.8%	98.5%	100.9%	98.3%
Zenith National	84.1%	75.6%	84.7%	80.8%
Brit	158.3%	96.7%	117.7%	97.5%
Allied World(1)	182.2%	—	182.2%	—
Fairfax Asia	82.0%	82.9%	87.0%	81.4%
Insurance and Reinsurance - Other	130.9%	91.6%	110.5%	94.5%
Insurance and reinsurance operations	130.2%	91.3%	109.0%	93.4%

(1)	Allied World was acquired on July 6, 2017.

(2)
The combined ratios in the third quarter of 2017 included combined ratio points arising from Hurricanes Harvey, Irma and Maria as follows: 35.0 for OdysseyRe, 5.9 for Crum & Forster, 59.7 for Brit, 76.1 for Allied World, 32.9 for Other - Insurance and reinsurance and 33.6 for Fairfax consolidated.

(3)
The combined ratios in the first nine months of 2017 included combined ratio points arising from Hurricanes Harvey, Irma and Maria as follows: 13.0 for OdysseyRe, 2.1 for Crum & Forster, 20.2 for Brit, 76.1 for Allied World, 12.0 for Other - Insurance and reinsurance and 13.5 for Fairfax consolidated.